[Letterhead of Global Digital Solutions, Inc.]


April 5, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:   Global Digital Solutions, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-QSB for the quarter ended September 30, 2004
      File No. 2-6361

Gentlemen:

We are forwarding this response letter prior to the re-filing the above
documents.   We expect to re-file the documents within the next thirty
days.   In response to your comment letter dated January 27, 2005, please note the following:

General
1.   No response required.

2.   Please disclose how you are accounting for sub-leased properties.

The cost of the lease is carried at its current value, with the sublease portion accounted for by a reduction in expense. This yields a net lease expense for the company.

3. For each legal case described, please disclose the date the proceedings began.

 a) Gray Cary Ware and Friedienrich, LLP litigation was filed on 10/29/2003.
 b) Mastec litigation was filed on 6/17/2004.
 c) Allen Bertholet litigation was filed 7/9/2004.
 d) Signal engineering litigation was filed 8/18/2004.
 e) Connectivity Masters litigation was filed 9/17/2004.
 f) Beach Wire and Cable, Inc. litigation was filed 8/18/2004.
 g) DeLage Landen Financial Services, Inc. litigation was filed
7/1/2004.
 h) San Diego wholesale Credit Assoc. litigation was filed 8/16/2004.

4. Please disclose the name of the court or agency in which the Signal Engineering V. Pacific Comtel, Inc. proceeding is pending.

Signal Engineering v. Pacific Comtel was filed in Santa Clara Superior Court, Case #104CV025369.

5. Please disclose your equity plan information in the format required.

The equity plan information has been put into the format required.

6. Regarding the sales drop from $3.7 million for year ended June 30, 2003 to $1.5 million for the year ended June 30, 2004, please disclose what activity these sales are derived from

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005

Sales are derived from computer cabling, IT consulting, and other data and voice communication equipment installations.

7. Please discuss the business reasons for the change between periods in the depreciation and amortization line item. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for the year ended June 30, 2004 as compared to the year ended June 30, 2003 will look like.

January 2004 resulted in a private/private merger between Pacific Comtel and Global Digital Solutions, Inc. Two valuation entries were made to record intangibles at the time of the acquisition. In March 2004, Global Digital Solutions, Inc. merged with Creative Beauty Supply, Inc. The entries were adjusted again at that time. The estimated back log at the time of the acquisition was estimated to be 650k and this intangible was to be amortized off over a 12 month period. This intangible has been completely amortized off as of December 2004.

The estimate for Master Service contracts was 200k and was also set up to be amortized over 12 months.

The combined monthly increase to the depreciation/amortization line was 71k resulting from these two entries alone between the periods of January 2004 thru December 2004.

8. Please disclose how you generated a cash flow surplus form operating activities in light of your operating losses incurred during the year.

Work in Process for June 2004 was reversed out in July 2004 and written down.

9. Please disclose whether your projected expenditures of equipment of approximately $180,000 relates to the fiscal year ended June 30, 2004 or June 30, 2005.

Projected expenditures for equipment of $180,000 relates to fiscal
6/30/2005

10. As noted on page 6, please disclose your agreement with Dominick & Dominick as a note to the financial statements. In addition, please disclose how you are accounting for the associated warrants.

The Dominick and Dominick agreement will be included in an amended 10K to be issued. The warrants issued were accounted for using the Black-Sholes model and were disclosed in a note on the 10K.

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005

11. As noted on page 7, please disclose your agreement with Messrs. Sullivan and Artigliere as a note to the financial statements. In addition, please disclose how you will account for the financing of at least $2 million and the return of approximately 14,100,000 common shares, assuming that the financing and return of shares happens.

We will include the Sullivan-Artigliere agreement in the amended 10K. The $2M financing will be issued through a Private Placement
Memorandum. The shares will be returned to treasury with a net reduction in shares outstanding.

12. The audit report states that the financial statements for the year ended June 30, 2003 were audited by other auditors, whose audit report expressed an unqualified opinion. Please present the prior year's audit report in the form 10-KSB for the year ended June 30, 2004.

We will include the RBG report in amended 10K.

13. Please classify the long-term portion of your capital lease obligations as a on-current obligation under capital leases, as opposed to your current classification of 'Notes Payable-long term.'

We will re-classify the long term portion of capital lease obligations to a non-current obligation under capital leases in the amended 10K.

14. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
   - In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

     Cost Of Goods Sold Detail:
     Bids and Walk Throughs
     Cellular and Pagers
     Auto-allowance, Mileage & Repairs
     Entertainment

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005


     Travel & Lodging
     Commissions
     Salaries
     Draws

     GNA Detail:
     Accounting and Auditing
     401k Administrative
     Advertising and Promotion
     Auto Expense
     Bank and Finance Charges
     Building Leases
     Auto Leases
     Consulting Services
     Cellular and Pagers
     Depreciation
     Education and Training
     Equipment Leases
     Facilities Maintenance
     Insurance
     Interest Expense
     Legal Expense
     Licenses, Property Taxes and Fees
     Misc Expense
     Office Expense & Supplies
     Payroll Expense
     Payroll Service
     Postage
     Printing and Copying
     Telephone Expense
     Temporary and Outside Labor
     Travel and Lodging
     Utilities
     Overhead Distribution
     Income Tax Expense-Federal
     Income Tax Expense-State

Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs are included in cost of sales.

15. Please disclose how you accounted for any direct costs resulting form the purchase of Pacific Comtel.

Direct costs resulting from the purchase of Pacific Comtel were allocated directly to expense.

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005

16. Regarding the reverse acquisition between Global and Creative, please disclose the amount of transaction costs incurred and how you accounted for these costs.

The transaction costs incurred for the reverse merger between Global and Creative were $1,108,243. These costs were allocated to expenses.

17. Please disclose the range of useful lives for each category of property, plant and equipment you have presented.

Furniture and Fixtures = 7 years, Computers and Computer Equipment = 3 years, Other Equipment = 5 years.

18. Please disclose the gain or loss recognized form the sale of receivables, as well as the key assumptions used in measuring the fair value of the net accounts receivable balance due from the factor.

There was no gain or loss recognized from the sale of receivables.

19. You disclose that you entered into employment agreements with officers, and refer to Note P for further information. However, the information related to employment agreements is presented in Note N - Commitments and Contingencies. Please change the reference of Note P to Note N.

We will change reference Note P to Note N in the amended 10K

20. You disclose that you granted 370,000 warrants to Pacific Comtel (page 6), 100,000 warrants to Dominick & Dominick (page 6), and 2,470,000 warrants in the Creative/Global merger (page F-17) for a total of 2,940,000 warrants granted. However, your disclosure in this note states that 2,570,000 warrants were granted. Please explain and revise your disclosure, if necessary. Please tell us who the recipients were, and the related amounts issued, of the 2,570,000 stock warrants granted during the fiscal year ended June 30, 2004.

The 2,470,000 warrants represented on page F-17 should have read
2,570,000 which would equate to the table represented on page F-20. Page F-17 will be adjusted in the amended 10K.

21. Please disclose the year in which your non-cancelable operating leases expire.

All non-cancellable operating leases expire in 2006.

22. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

These provisions are not in our lease agreements.

23. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted losses per share.

Shares computations for restricted shares are accounted for per paragraph 10 and 13 of SFAS 128.

24. Please disclose the number of antidilutive shares by each type of security.

We will include antidilutive shares, if any, in the amended 10K.

25. Please disclose whether you have adopted a code of ethics. If you have not adopted a code of ethics, please disclose why you have not done so.

We are currently developing the Company code of ethics. The unanticipated board changes in September caused the delay. We anticipate that the code of ethics will be complete by 4/30/2005.

26. You state that the Board of Directors is acting as the Audit Committee. Please disclose if you have designated a person as a financial expert.

We have not designated a person as a financial expert. We expect to fill two more board seats and form an audit committee.

27. Please disclose why compensation for years 2002 and 2003 is not applicable.

There was no officer compensation during this period for Global.

28. Help us to understand how William Delgado's 2004 salary of $36,156 is accurate, given the disclosure of the employment agreement at an annual salary of $200,000.

From January 2004 through April 1,2004, William Delgado did not draw any salary. Salary draws began after 4/1/2004.

29. Please clarify how the aggregate audit fees and expenses for 2004 were zero.

Audit fees for 2004 were $235,787. They will be included in the amended
10K.

30. Please disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related service that are reasonably related to the

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005

performance of the audit or review of your financial statements. Also, please describe the nature of the services comprising the fees disclosed under this category.

Audit fees June 2003 were 8k compared to 239k June 2004 which resulted for the year required audit for Pacific Comtel, a then private company to make the public transition. Prior to June 2004 Pacific Comtel had reviewed financials at a substantially lower cost.

31. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file and amendment to your Form 10-KSB to include certifications that conform to the format provided to Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety.

We will include in the amended 10K.

32. Please address the above comments in your interim filings as well.

All items related to the 10Q in the amended 10K will be included in the amended 10Q.

33. Please disclose how you accounted for the 1,225,714 shares of common stock, as well as 1,225,714 common stock warrants, pursuant to your Convertible Note agreement. Please also include the related computations.

This comment will be answered by amendment.

34. You disclosed, under 'Costs and Expenses,' that a lack of capital caused interest rate to increase from the three-month period ended September 30, 2003 to the three-month period ended September 30, 2004. However, under 'Interest Expense,' you disclosed that the decrease in interest expense was a result of lower average interest rates during the three-month period ended September 30, 2004 as compared to the three-month period ended September 30, 2003. Please clarify the apparent inconsistency between these two explanations. Please revise your disclosures accordingly.

We will delete the Lack of Capital sentence in the cost and expense section in the amended 10Q.

Please note, the Company acknowledges that
   - the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

Securities and Exchange Commission
Response to January 27, 2005
Global Digital Solutions, Inc.
April 5, 2005

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/William J. Delgado
-----------------------------
William J. Delgado